Exhibit 99.2

NICE and Truphone Announce Integrated Cellular Recording Solution
 for International Compliance

The combination of Truphone’s mobile recording technology with NICE’s Trading Recording system will enable clients to comply with the latest cellular record keeping regulations

RA’ANANA, ISRAEL, and LONDON – October 7, 2014 – NICE Systems (NASDAQ: NICE) and Truphone, the global mobile network, today announced that they have successfully integrated the cellular carrier’s mobile recording service with the NICE Trading Recording (NTR) system.

This partnership will enable clients to have an integrated solution to comply with the newest international cellular record keeping regulations, including FCA in the UK and Dodd-Frank in the US. These rules mandate that financial institutions capture, store and retrieve mobile communications that relate to specific trades in the UK and US. With further regulations being considered across many European and Asian financial centers, the integration of Truphone technology into the NICE NTR system future proofs customers’ mobile recording capabilities and ensures continuing regulatory compliance.

The addition of Truphone Mobile Recording, which provides seamless recording in over 200 countries, gives NICE NTR customers an integrated solution to store and analyze data, the integrated NTR system also offers organizations the increased security and privacy of having one platform on their premises to record voice, instant messenger and data communications across fixed and mobile platforms.

NICE Trading Recording has the ability to capture all voice interactions across the different channels (front-end, back-office, mobile phones, etc.). NTR’s seamless integration into the NICE Communication Surveillance platform offers customers combined communication tools providing unprecedented compliance control and investigation ability.

Yaron Morgenstern, General Manager, Financial Markets Compliance, NICE
“We believe that our partnership with Truphone will provide significant benefits to our global customers. The growth of mobile capture is important to NICE as we continue to offer our customers secure, intelligent multichannel compliance software to help manage the ever changing compliance rules and challenges.”

Paul Liesching, Senior Vice President, Truphone Mobile Recording, Truphone
“We are delighted that our Mobile Recording capability will further enhance the NICE Trading Recording system. By integrating Truphone Mobile Recording, NTR customers will now be able to support their mobile compliance and governance requirements across four continents.”

About Truphone
Truphone is the first mobile operator in the world that expands the reach of businesses beyond the borders of their home country. One of the ways Truphone achieves this is by providing multiple international numbers on a single SIM, enabling businesses to make international calls that are treated as local calls and providing contacts a direct way to get in touch on a local number. Truphone’s approach also eliminates or reduces mobile roaming costs for voice and data services, keeping staff better connected when they travel. Truphone’s patented SIM-based offering works in more than 200 countries. Headquartered out of London, Truphone has 13 offices across four continents and continues to expand aggressively.
James Tagg, Chief Technical Officer and Founder of Truphone, is the British entrepreneur known for inventing touchscreen technology and internet calling for mobile phones.

Truphone Corporate Media Contact
Brunswick, +44 (0) 20-7404-5959, truphone@brunswickgroup.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-212-851-8842, cindy.morgan-olson@actimize.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Morgenstern, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.